KINTERA, INC.

9605 Scranton Road, Suite 200

San Diego, CA 92121

May 14, 2007

Via Edgarlink and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	Kintera, Inc.
Registration Statement on Form S-3 (File No. 333-139684)
Acceleration Request

Ladies and Gentlemen:

Kintera, Inc. (the “Company”) hereby encloses, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, its request that the Commission take appropriate action to make the Company’ s Registration Statement on Form S-3 (File No. 333-139684) effective at the Requested Date and Requested Time as set forth therein.

In delivering such request, the Company acknowledges and agrees that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (858) 795-3088, or Scott Stanton at Morrison & Foerster LLP at (858) 720-5100, with any questions your may have.

Very truly yours,

KINTERA, INC.

By:	/s/ Alexander A. Fitzpatrick
Alexander A. Fitzpatrick
General Counsel

KINTERA, INC.

9605 Scranton Road, Suite 200

San Diego, CA 92121

May 14, 2007

Via Edgarlink and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	Kintera, Inc.
Registration Statement on Form S-3 (File No. 333-139684)

Acceleration Request
Requested Date:	May 16, 2007
Requested Time:	5:00 p.m., Eastern Time

Ladies and Gentlemen:

Kintera, Inc. (the “Registrant”) hereby requests, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the Commission take appropriate action to make the Registrant’s Registration Statement on Form S-3 (File No. 333-139684) effective at the Requested Date and Requested Time as set forth above or as soon thereafter as practicable. Please advise the undersigned and the persons indicated on the cover of the Registration Statement when the order permitting such Registration Statement to become effective is issued.

Very truly yours,

KINTERA, INC.

By:	/s/ Alexander A. Fitzpatrick
Alexander A. Fitzpatrick
General Counsel